                                                                                Exhibit 99.1

BROADPOINT ANNOUNCES FIRST QUARTER 2008 RESULTS
NET REVENUES INCREASE 64% and PRE-TAX LOSS NARROWS VERSUS PRIOR QUARTER

BROADPOINT ENTERS INTO NEW COMMITMENT TO ISSUE $25 MILLION IN MANDATORY REDEEMABLE PREFERRED STOCK

NEW YORK, N.Y., May 14, 2008 – Broadpoint Securities Group, Inc. (NASDAQ: BPSG) reported today financial results for the first quarter ended March 31, 2008 and will hold a conference call today at 10 A.M. (EDT) (see Conference Call Information below) to discuss these results.   The Company also announced that it has entered into a commitment letter and term sheet with a fund managed by MAST Capital Management, LLC, pursuant to which the Company will issue $25 million in Series A Mandatory Redeemable Preferred Stock subject to the negotiation and execution of definitive documentation.  MAST currently owns approximately 10% of the Company’s outstanding common stock.  The transaction is expected to close by June 30, 2008.

Highlights for the first quarter ended March 31, 2008 include:
(In thousands of dollars)
(Unaudited)

	Three Months Ended
	March 31, 2008	December 31, 2007	September 30, 2007
Net revenue (including net interest income)	$17,343	$10,578	$8,683
Loss from continuing operations before income taxes (GAAP)	(8,475)	(9,568)	(9,865)
Less: Restructuring costs	1,194	2,698	-
Loss from continuing operations before income taxes and restructuring costs (Non-GAAP)	(7,281)	(6,870)	(9,865)
Less: Legal expense associated with new business	1,283	-	-
Loss from continuing operations before income taxes, restructuring costs and legal expenses associated with new business (Non GAAP)	$(5,998)	$(6,870)	$(9,865)

Note: See the paragraph captioned “Non-GAAP Financial Measures” for additional information

•	Reported a 64% increase in net revenue compared to the fourth quarter 2007 and a 100% increase in revenues compared to the third quarter 2007.

•
Revenue growth was driven by strong performance in Broadpoint Securities, Inc., the Company’s mortgage and asset-backed broker-dealer with revenues up 93% compared to the prior quarter, as well as one month’s solid performance in the new Debt Capital Markets group of the Company’s subsidiary, Broadpoint Capital, Inc.

•
Completed integration of the employees hired from BNY Capital Markets comprising Broadpoint’s new Debt Capital Market group after converting them to the Broadpoint platform and commencing their business on March 3, 2008.

•	Completed integration of the employees comprising Broadpoint’s new Recapitalization and Restructuring Investment Banking group.

•
Continued to implement the Company’s restructuring plan designed to properly size the Company’s infrastructure with its current levels of activity by rationalizing headcount and exiting excess real estate. The Company has incurred $1.2 million of restructuring costs in the first quarter of 2008 and a total of $3.9 million in restructuring costs to date, which are expected to yield $4.0 million in annual savings.

•	Incurred $1.3 million in legal expenses in the first quarter associated with the hiring of personnel in Broadpoint’s new Recapitalization and Restructuring Group.

“In the two quarters since the launch of Broadpoint we have made significant progress toward building a premier investment bank serving midsize companies and their investors,” said Lee Fensterstock, Chairman and CEO. “The turmoil in the capital markets in the first quarter offered opportunities for our fixed income businesses to produce excellent results.  We are also pleased to have MAST’s commitment to fund a $25 million Mandatory Redeemable Preferred Stock Issue that will enable the Company to take advantage of significant opportunities to build our business that the current competitive environment is affording us.”

“In the first quarter, we substantially increased our investment banking department with the addition of debt capital markets origination, and recapitalization and restructuring capabilities,” said Peter McNierney, President and COO.  “We strongly believe that to effectively serve our corporate clients and to build a strong and sustainable investment bank, we need to be able to assist clients with the full range of capital raising and advisory assignments.”

Overview of Financial Results

First Quarter 2008 vs. Fourth Quarter 2007
(In thousands of dollars except for per share amounts and shares outstanding)
(Unaudited Consolidated Statements of Operations)

	Three Months Ended
	March 31,	December 31,	Q1’ 08 vs Q4’ 07
	2008	2007
Revenues:
Commissions	$280	$671	(58%)
Principal transactions	13,938	5,995	132%
Investment banking	295	1,674	(82%)
Investment banking-related party	375	-	-
Investment gains	75	885	92%
Interest	4,675	3,328	40%
Fees and other	524	609	(14%)
Total revenues	20,162	13,162	53%
Interest expense	2,819	2,584	9%
Net revenues	17,343	10,578	64%
Expenses (excluding interest):
Compensation and benefits	17,304	10,763	61%
Clearing, settlement and brokerage costs	387	467	(17%)
Communications and data processing	1,660	1,820	(9%)
Occupancy and depreciation	1,557	1,642	(5%)
Selling	1,071	1,199	(11%)
Restructuring	1,194	2,698	(56%)
Other	2,645	1,557	70%
Total expenses (excluding interest)	25,818	20,146	28%
Loss before income taxes	(8,475)	(9,568)	11%
Income tax expense / (benefit)	773	(1,234)	-
Loss from continuing operations	(9,248)	(8,334)	(11)%
Income/(loss) from discontinued operations, net of taxes	5	(14)	-
Net loss	$(9,243)	$(8,348)	(11%)

Per share data:
Basic earnings:
Continuing operations	$(0.15)	$(0.14)
Discontinued operations	0.00	0.00
Net loss per share	$(0.15)	$(0.14)
Diluted earnings:
Continuing operations	$(0.15)	$(0.14)
Discontinued operations	0.00	0.00
Net loss per share	$(0.15)	(0.14)
Weighted average common and common equivalent shares outstanding:
Basic	61,981,848	58,613,011
Dilutive	61,981,848	58,613,011

Net revenues for the first quarter of 2008 were $17.3 million, an increase of $6.8 million or 64% from $10.6 million reported in the fourth quarter of 2007.  Mortgage and asset-backed securities revenue increased by $5.2 million and the Company’s new Debt Capital Markets group, which commenced operations in March 2008, generated $3.9 million in net revenues.  For the first quarter of 2008, increased fixed income revenues were primarily offset by lower Investment Banking fees of $1 million.

In the first quarter of 2008 compared to the fourth quarter of 2007, compensation increased by $6.5 million due to increased revenues in the mortgage and asset backed securities and the new Debt Capital Markets group, offset by lower compensation in Equities and Investment Banking.  Compensation in the first quarter of 2008 included severance of $0.5 million for a former officer.

Restructuring costs of $1.2 million consisted of $0.7 million in severance and $0.5 million associated with exiting excess real estate.  Other expense increased $1.1 million to $2.6 million as a result of the Company incurring approximately $1.3 million in legal expenses associated with the hiring of personnel in the new Recapitalization and Restructuring Group.

Excluding the impact of restructuring costs and legal expenses associated with our new recapitalization and restructuring business, loss from continuing operations before income taxes improved 13% to $6.0 million in the first quarter of 2008 compared to a loss of $6.9 million in the fourth quarter of 2007.

First Quarter 2008 vs. First Quarter 2007
(In thousands of dollars except for per share amounts and shares outstanding)
(Unaudited Consolidated Statement of Operations)

	Three Months Ended
	March 31,	March 31,	Q1’ 08 vs Q1’ 07
	2008	2007
Revenues:
Commissions	$280	$1,748	(84%)
Principal transactions	13,938	5,712	144%
Investment banking	295	2,558	(88%)
Investment banking-related party	375	-	-
Investment gains	75	239	(69%)
Interest	4,675	1,378	239%
Fees and other	524	449	17%
Total revenues	20,162	12,084	67%
Interest expense	2,819	1,062	165%
Net revenues	17,343	11,022	57%
Expenses (excluding interest):
Compensation and benefits	17,304	9,866	75%
Clearing, settlement and brokerage costs	387	1,214	(68%)
Communications and data processing	1,660	2,196	(24%)
Occupancy and depreciation	1,557	1,623	(4%)
Selling	1,071	957	12%
Restructuring	1,194	-	-
Other	2,645	1,581	67%
Total expenses (excluding interest)	25,818	17,437	48%
Loss before income taxes	(8,475)	(6,415)	(32%)
Income tax expense / (benefit)	773	(357)	-
Loss from continuing operations	(9,248)	(6,058)	(53%)
Income from discontinued operations, net of taxes	5	1,596	-
Net loss	$(9,243)	$(4,462)	(107%)

Per share data:
Basic earnings:
Continuing operations	$(0.15)	$(0.39)
Discontinued operations	0.00	0.10
Net loss per share	$(0.15)	$(0.29)
Diluted earnings:
Continuing operations	$(0.15)	$(0.39)
Discontinuing operations	0.00	0.10
Net loss per share	$(0.15)	$(0.29)
Weighted average common and common equivalent shares outstanding:
Basic	61,981,848	15,505,922
Dilutive	61,981,848	15,505,922

Net revenues for the first quarter of 2008 were $17.3 million, an increase of $6.3 million or 57% from $11 million reported in the first quarter of 2007.  Mortgage and asset-backed securities revenue increased by $8.1 million in the first quarter of 2008 and the Company’s new Debt Capital Markets group, which commenced operating in March 2008, generated $3.9 million in net revenues.  Increased fixed income revenue was primarily offset by a decrease in Equity revenues of $3.2 million and a decreased in Investment Banking fees of $1.8 million in the first quarter of 2008.

In the first quarter of 2008 compared to the first quarter of 2007, compensation increased by $7.4 million due to increased revenues in the Fixed Income division, offset by lower compensation in Equities and Investment Banking.  The first quarter of 2008 also included severance of $0.5 million for a former officer and an increase in amortization of equity and other incentive awards for new hires.

Restructuring costs of $1.2 million consisted of severance of $0.7 million and $0.5 million associated with exiting excess real estate.  Other expense increased $1.1 million, to $2.6 million, as a result of the Company incurring approximately $1.3 million in legal expenses associated with the hiring of personnel in Broadpoint’s new Recapitalization and Restructuring Group.

Excluding the impact of restructuring costs and legal expenses associated with new hires, loss from continuing operations before income taxes decreased to $6.0 million in the first quarter of 2008 compared to $6.4 million in the first quarter of 2007.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures.  In the Highlights table presenting summary financial information, the Company has utilized a non-GAAP calculation of loss from continuing operations that has been adjusted to aid in the understanding and analyzing of our financial results for the period ended March 31, 2008.  The Company believes that these non-GAAP measures will allow for a better evaluation of the operating performance of our business as it excludes, and will exclude, restructuring charges and legal expenses associated with our new recapitalization and restructuring business that are not indicative of the overall cost to run the existing business on a going forward basis.  Our reference to these measures should not, however, be considered a substitute for results that are presented in a manner consistent with GAAP.

Condensed Consolidated Statements of Financial Condition
(In thousands of dollars except for per share amounts and shares outstanding)
(Unaudited Consolidated Statements of Financial Condition)

(In thousands of dollars, except for per share amounts and shares outstanding)	March 31	December 31
As of	2008	2007
Assets
Cash and cash equivalents	$8,894	$31,747
Cash and securities segregated for regulatory purposes	1,200	1,650
Receivables from:
Related party	375	-
Brokers, dealers and clearing agencies	1,946	2,921
Customers	-	3,239
Others	3,355	4,917
Securities owned	277,144	190,456
Investments	16,860	16,913
Office equipment and leasehold improvements, net	2,291	2,292
Intangible assets, including goodwill	18,336	17,809
Other assets	6,946	2,239
Total Assets	$337,347	$274,183
Liabilities and Stockholders’ Equity
Liabilities
Payables to:
Brokers, dealers and clearing agencies	$128,046	$88,565
Customers	264	23
Others	3,083	2,937
Securities sold, but not yet purchased	89,124	75,180
Accounts payable	3,094	2,918
Accrued compensation	10,243	13,214
Accrued expenses	6,312	5,882
Income taxes payable	131	131
Total Liabilities	240,297	188,850
Commitments and Contingencies
Temporary capital	104	104
Subordinated debt	2,962	2,962
Stockholders’ Equity
Preferred stock; $1.00 par value; authorized 1,500,000 shares; none issued
Common stock; $.01 par value; authorized 100,000,000 shares; issued 71,333,303 and 59,655,940 respectively	713	596
Additional paid-in capital	224,501	203,653
Deferred compensation	1,583	1,583
Accumulated deficit	(129,943)	(120,700)
Treasury stock, at cost (1,696,747 shares and 1,757,681 shares respectively)	(2,870)	(2,865)
Total Stockholders’ Equity	93,984	82,267
Total Liabilities and Stockholders’ Equity	$337,347	$274,183

Stockholders' Equity

Stockholders' Equity as of March 31, 2008 was $94.0 million compared to $82.3 million at Decmeber 31, 2007. Book value per share as of March 31, 2008 was $1.35, as compared to $1.42 at December 31, 2007.

Conference Call Information

The Company will hold a conference call Wednesday, May 14, 2008 at 10:00 A.M. (EDT).  This call will be webcast and can be accessed on the Investor Relations portion of the Company’s website at www.broadpointsecurities.com, as well as being distributed through Thomson StreetEvents Network.  Individual Investors can listen to the call at www.earnings.com, Thomson’s individual portal, powered by StreetEvents.  Institutional investors can access the call via Thomson StreetEvents (www.streetevents.com), a password protected event management site.  To participate on the call, please dial 888.713.4205, participant passcode 81832309 or request the Broadpoint earnings call.  For those who cannot listen to the live broadcast, a recording of the call will be available for seven days by dialing 888.286.8010, participant passcode 12967922.

About Broadpoint

Broadpoint Securities Group, Inc. (NASDAQ: BPSG) is an independent investment bank that serves the growing institutional market and corporate middle market by providing clients with strategic, research-based investment opportunities, and financial advisory services, including merger and acquisition, restructuring, recapitalization and strategic alternative analysis services. The Company offers a diverse range of products through Broadpoint Capital, Inc.'s Equities division and its new Debt Capital Markets group, as well as Broadpoint Securities, Inc., its mortgage-backed security/asset-backed security trading subsidiary, and FA Technology Ventures Inc., its venture capital subsidiary.   For more information, please visit www.broadpointsecurities.com.

Forward Looking Statements

This press release contains "forward-looking statements." These statements are not historical facts but instead represent the Company's belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company's control. The Company's forward-looking statements are subject to various risks and uncertainties, including the conditions of the securities markets, generally, and acceptance of the Company's services within those markets and other risks and factors identified from time to time in the Company's filings with the Securities and Exchange Commission. It is possible that the Company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in its forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake to update any of its forward-looking statements.

Contact

Broadpoint Securities Group, Inc.
Chief Financial Officer
Rob Turner, 212. 273.7109